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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                        CB Richard Ellis Services, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   12489L108
--------------------------------------------------------------------------------
                                (CUSIP Number)

                              William M. Wardlaw
                     11100 Santa Monica Blvd., Suite 1900
                        Los Angeles, California  90025
                          Telephone:  (310) 444-1822
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 10, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

CUSIP No. 12489L108                                                                                                    Page 2 of 21

-----------------------------------------------------------------------------------------------------------------------------------

         1.      Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                 FS Equity Partners III, L.P., a Delaware limited partnership
-----------------------------------------------------------------------------------------------------------------------------------

         2.      Check the Appropriate Box if a Member of a Group (See Instructions)
                 (a)    X
                 (b)
-----------------------------------------------------------------------------------------------------------------------------------

         3.      SEC Use Only
-----------------------------------------------------------------------------------------------------------------------------------

         4.      Source of Funds (See Instructions)    OO    (See Item 3)
-----------------------------------------------------------------------------------------------------------------------------------

         5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------------------------------------------------------------

         6.      Citizenship or Place of Organization     Delaware
-----------------------------------------------------------------------------------------------------------------------------------

Number of        7.      Sole Voting Power    -0-
Shares           ------------------------------------------------------------------------------------------------------------------
Beneficially     8.      Shared Voting Power   8,564,419 (See Item 5)
Owned by         ------------------------------------------------------------------------------------------------------------------
Each             9.      Sole Dispositive Power    -0-
Reporting        ------------------------------------------------------------------------------------------------------------------
Person With      10.     Shared Dispositive Power    8,564,419 (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         11.     Aggregate Amount Beneficially Owned by Each Reporting Person     8,564,419 (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------------------------------------------------------------------------
         13.     Percent of Class Represented by Amount in Row (11)     40.1%    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         14.     Type of Reporting Person (See Instructions)
                 PN
-----------------------------------------------------------------------------------------------------------------------------------

CUSIP No. 12489L108                                                                                                    Page 3 of 21

-----------------------------------------------------------------------------------------------------------------------------------

         15.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                 FS Capital Partners L.P., a California limited partnership
-----------------------------------------------------------------------------------------------------------------------------------

         16.     Check the Appropriate Box if a Member of a Group (See Instructions)
                 (a)    X
                 (b)
-----------------------------------------------------------------------------------------------------------------------------------

         17.     SEC Use Only
-----------------------------------------------------------------------------------------------------------------------------------

         18.     Source of Funds (See Instructions)    OO    (See Item 3)
-----------------------------------------------------------------------------------------------------------------------------------

         19.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------------------------------------------------------------

         20.     Citizenship or Place of Organization     California
-----------------------------------------------------------------------------------------------------------------------------------

Number of        21.     Sole Voting Power    -0-
Shares           ------------------------------------------------------------------------------------------------------------------
Beneficially     22.     Shared Voting Power    8,564,419    (See Item 5)
Owned by         ------------------------------------------------------------------------------------------------------------------
Each             23.     Sole Dispositive Power    -0-
Reporting        ------------------------------------------------------------------------------------------------------------------
Person With      24.     Shared Dispositive Power    8,564,419    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         25.     Aggregate Amount Beneficially Owned by Each Reporting Person     8,564,419    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         26.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------------------------------------------------------------------------
         27.     Percent of Class Represented by Amount in Row (11)     40.1%    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         28.     Type of Reporting Person (See Instructions)
                 PN
-----------------------------------------------------------------------------------------------------------------------------------

CUSIP No. 12489L108                                                                                                    Page 4 of 21

-----------------------------------------------------------------------------------------------------------------------------------

         1.      Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                 FS Holdings, Inc., a California corporation
-----------------------------------------------------------------------------------------------------------------------------------

         2.      Check the Appropriate Box if a Member of a Group (See Instructions)
                 (a)    X
                 (b)
-----------------------------------------------------------------------------------------------------------------------------------

         3.      SEC Use Only
-----------------------------------------------------------------------------------------------------------------------------------

         4.      Source of Funds (See Instructions)    OO    (See Item 3)
-----------------------------------------------------------------------------------------------------------------------------------

         5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------------------------------------------------------------

         6.      Citizenship or Place of Organization     California
-----------------------------------------------------------------------------------------------------------------------------------

Number of        7.      Sole Voting Power    -0-
Shares           ------------------------------------------------------------------------------------------------------------------
Beneficially     8.      Shared Voting Power    8,564,419    (See Item 5)
Owned by         ------------------------------------------------------------------------------------------------------------------
Each             9.      Sole Dispositive Power    -0-
Reporting        ------------------------------------------------------------------------------------------------------------------
Person With      10.     Shared Dispositive Power    8,564,419    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         11.     Aggregate Amount Beneficially Owned by Each Reporting Person     8,564,419    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------------------------------------------------------------------------
         13.     Percent of Class Represented by Amount in Row (11)    40.1%    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         14.     Type of Reporting Person (See Instructions)
                 CO
-----------------------------------------------------------------------------------------------------------------------------------

CUSIP No. 12489L108                                                                                                    Page 5 of 21

-----------------------------------------------------------------------------------------------------------------------------------

         1.      Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                 FS Equity Partners International, L.P., a Delaware limited partnership
-----------------------------------------------------------------------------------------------------------------------------------

         2.      Check the Appropriate Box if a Member of a Group (See Instructions)
                 (a)    X
                 (b)
-----------------------------------------------------------------------------------------------------------------------------------

         3.      SEC Use Only
-----------------------------------------------------------------------------------------------------------------------------------

         4.      Source of Funds (See Instructions)    OO    (See Item 3)
-----------------------------------------------------------------------------------------------------------------------------------

         5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------------------------------------------------------------

         6.      Citizenship or Place of Organization     Delaware
-----------------------------------------------------------------------------------------------------------------------------------

Number of        7.      Sole Voting Power    -0-
Shares           ------------------------------------------------------------------------------------------------------------------
Beneficially     8.      Shared Voting Power   8,564,419    (See Item 5)
Owned by         ------------------------------------------------------------------------------------------------------------------
Each             9.      Sole Dispositive Power    -0-
Reporting        ------------------------------------------------------------------------------------------------------------------
Person With      10.     Shared Dispositive Power    8,564,419    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         11.     Aggregate Amount Beneficially Owned by Each Reporting Person    8,564,419    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------------------------------------------------------------------------
         13.     Percent of Class Represented by Amount in Row (11)    less than 40.1%    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         14.     Type of Reporting Person (See Instructions)
                 PN
-----------------------------------------------------------------------------------------------------------------------------------


CUSIP No. 12489L108                                                                                                    Page 6 of 21

-----------------------------------------------------------------------------------------------------------------------------------

         1.      Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                 FS & Co. International, L.P., a Cayman Islands exempted limited partnership
-----------------------------------------------------------------------------------------------------------------------------------

         2.      Check the Appropriate Box if a Member of a Group (See Instructions)
                 (a)    X
                 (b)
-----------------------------------------------------------------------------------------------------------------------------------

         3.      SEC Use Only
-----------------------------------------------------------------------------------------------------------------------------------

         4.      Source of Funds (See Instructions)    OO    (See Item 3)
-----------------------------------------------------------------------------------------------------------------------------------

         5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------------------------------------------------------------

         6.      Citizenship or Place of Organization     Cayman Islands
-----------------------------------------------------------------------------------------------------------------------------------

Number of        7.      Sole Voting Power    -0-
Shares           ------------------------------------------------------------------------------------------------------------------
Beneficially     8.      Shared Voting Power   8,564,419    (See Item 5)
Owned by         ------------------------------------------------------------------------------------------------------------------
Each             9.      Sole Dispositive Power    -0-
Reporting        ------------------------------------------------------------------------------------------------------------------
Person With      10.     Shared Dispositive Power    8,564,419    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         11.     Aggregate Amount Beneficially Owned by Each Reporting Person     8,564,419    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------------------------------------------------------------------------
         13.     Percent of Class Represented by Amount in Row (11)     less than 40.1%    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         14.     Type of Reporting Person (See Instructions)
                 PN
-----------------------------------------------------------------------------------------------------------------------------------

CUSIP No. 12489L108                                                                                                    Page 7 of 21

-----------------------------------------------------------------------------------------------------------------------------------

         1.      Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                 FS International Holdings Limited, a Cayman Islands exempted company limited by shares
-----------------------------------------------------------------------------------------------------------------------------------

         2.      Check the Appropriate Box if a Member of a Group (See Instructions)
                 (a)    X
                 (b)
-----------------------------------------------------------------------------------------------------------------------------------

         3.      SEC Use Only
-----------------------------------------------------------------------------------------------------------------------------------

         4.      Source of Funds (See Instructions)    OO    (See Item 3)
-----------------------------------------------------------------------------------------------------------------------------------

         5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------------------------------------------------------------

         6.      Citizenship or Place of Organization     Cayman Islands
-----------------------------------------------------------------------------------------------------------------------------------

Number of        7.      Sole Voting Power    -0-
Shares           ------------------------------------------------------------------------------------------------------------------
Beneficially     8.      Shared Voting Power   8,564,419    (See Item 5)
Owned by         ------------------------------------------------------------------------------------------------------------------
Each             9.      Sole Dispositive Power    -0-
Reporting        ------------------------------------------------------------------------------------------------------------------
Person With      10.     Shared Dispositive Power    8,564,419    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         11.     Aggregate Amount Beneficially Owned by Each Reporting Person     8,564,419    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------------------------------------------------------------------------
         13.     Percent of Class Represented by Amount in Row (11)     40.1%    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         14.     Type of Reporting Person (See Instructions)
                 CO
-----------------------------------------------------------------------------------------------------------------------------------

CUSIP No. 12489L108                                                                                                    Page 8 of 21

-----------------------------------------------------------------------------------------------------------------------------------

         1.      Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                 Bradford M. Freeman
-----------------------------------------------------------------------------------------------------------------------------------

         2.      Check the Appropriate Box if a Member of a Group (See Instructions)
                 (a)    X
                 (b)
-----------------------------------------------------------------------------------------------------------------------------------

         3.      SEC Use Only
-----------------------------------------------------------------------------------------------------------------------------------

         4.      Source of Funds (See Instructions)    OO    (See Item 3)
-----------------------------------------------------------------------------------------------------------------------------------

         5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------------------------------------------------------------

         6.      Citizenship or Place of Organization     United States
-----------------------------------------------------------------------------------------------------------------------------------

Number of        7.      Sole Voting Power    -0-
Shares           ------------------------------------------------------------------------------------------------------------------
Beneficially     8.      Shared Voting Power    8,564,419    (See Item 5)
Owned by         ------------------------------------------------------------------------------------------------------------------
Each             9.      Sole Dispositive Power    -0-
Reporting        ------------------------------------------------------------------------------------------------------------------
Person With      10.     Shared Dispositive Power    8,564,419    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         11.     Aggregate Amount Beneficially Owned by Each Reporting Person     8,564,419    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------------------------------------------------------------------------
         13.     Percent of Class Represented by Amount in Row (11)     40.1%    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         14.     Type of Reporting Person (See Instructions)
                 IN
-----------------------------------------------------------------------------------------------------------------------------------

CUSIP No. 12489L108                                                                                                    Page 9 of 21

-----------------------------------------------------------------------------------------------------------------------------------

         1.      Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                 Ronald P. Spogli
-----------------------------------------------------------------------------------------------------------------------------------

         2.      Check the Appropriate Box if a Member of a Group (See Instructions)
                 (a)    X
                 (b)
-----------------------------------------------------------------------------------------------------------------------------------

         3.      SEC Use Only
-----------------------------------------------------------------------------------------------------------------------------------

         4.      Source of Funds (See Instructions)     OO    (See Item 3)
-----------------------------------------------------------------------------------------------------------------------------------

         5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------------------------------------------------------------

         6.      Citizenship or Place of Organization     United States
-----------------------------------------------------------------------------------------------------------------------------------

Number of        7.      Sole Voting Power    -0-
Shares           ------------------------------------------------------------------------------------------------------------------
Beneficially     8.      Shared Voting Power     8,564,419    (See Item 5)
Owned by         ------------------------------------------------------------------------------------------------------------------
Each             9.      Sole Dispositive Power    -0-
Reporting        ------------------------------------------------------------------------------------------------------------------
Person With      10.     Shared Dispositive Power     8,564,419    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         11.     Aggregate Amount Beneficially Owned by Each Reporting Person      8,564,419    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------------------------------------------------------------------------
         13.     Percent of Class Represented by Amount in Row (11)     40.1%    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         14.     Type of Reporting Person (See Instructions)
                 IN
-----------------------------------------------------------------------------------------------------------------------------------

CUSIP No. 12489L108                                                                                                    Page 10 of 21

-----------------------------------------------------------------------------------------------------------------------------------

         1.      Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                 William M. Wardlaw
-----------------------------------------------------------------------------------------------------------------------------------

         2.      Check the Appropriate Box if a Member of a Group (See Instructions)
                 (a)    X
                 (b)
-----------------------------------------------------------------------------------------------------------------------------------

         3.      SEC Use Only
-----------------------------------------------------------------------------------------------------------------------------------

         4.      Source of Funds (See Instructions)     OO    (See Item 3)
-----------------------------------------------------------------------------------------------------------------------------------

         5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------------------------------------------------------------

         6.      Citizenship or Place of Organization     United States
-----------------------------------------------------------------------------------------------------------------------------------

Number of        7.      Sole Voting Power    -0-
Shares           ------------------------------------------------------------------------------------------------------------------
Beneficially     8.      Shared Voting Power     8,564,419    (See Item 5)
Owned by         ------------------------------------------------------------------------------------------------------------------
Each             9.      Sole Dispositive Power    -0-
Reporting        ------------------------------------------------------------------------------------------------------------------
Person With      10.     Shared Dispositive Power     8,564,419    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         11.     Aggregate Amount Beneficially Owned by Each Reporting Person      8,564,419    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------------------------------------------------------------------------
         13.     Percent of Class Represented by Amount in Row (11)     40.1%    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         14.     Type of Reporting Person (See Instructions)
                 IN
-----------------------------------------------------------------------------------------------------------------------------------

CUSIP No. 12489L108                                                                                                    Page 11 of 21

-----------------------------------------------------------------------------------------------------------------------------------

         1.      Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                 J. Frederick Simmons
-----------------------------------------------------------------------------------------------------------------------------------

         2.      Check the Appropriate Box if a Member of a Group (See Instructions)
                 (a)    X
                 (b)
-----------------------------------------------------------------------------------------------------------------------------------

         3.      SEC Use Only
-----------------------------------------------------------------------------------------------------------------------------------

         4.      Source of Funds (See Instructions)     OO    (See Item 3)
-----------------------------------------------------------------------------------------------------------------------------------

         5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------------------------------------------------------------

         6.      Citizenship or Place of Organization     United States
-----------------------------------------------------------------------------------------------------------------------------------

Number of        7.      Sole Voting Power    -0-
Shares           ------------------------------------------------------------------------------------------------------------------
Beneficially     8.      Shared Voting Power     8,564,419    (See Item 5)
Owned by         ------------------------------------------------------------------------------------------------------------------
Each             9.      Sole Dispositive Power    -0-
Reporting        ------------------------------------------------------------------------------------------------------------------
Person With      10.     Shared Dispositive Power     8,564,419    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         11.     Aggregate Amount Beneficially Owned by Each Reporting Person      8,564,419    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------------------------------------------------------------------------
         13.     Percent of Class Represented by Amount in Row (11)     40.1%    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         14.     Type of Reporting Person (See Instructions)
                 IN
-----------------------------------------------------------------------------------------------------------------------------------

CUSIP No. 12489L108                                                                                                    Page 12 of 21

-----------------------------------------------------------------------------------------------------------------------------------

         1.      Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                 John M. Roth
-----------------------------------------------------------------------------------------------------------------------------------

         2.      Check the Appropriate Box if a Member of a Group (See Instructions)
                 (a)    X
                 (b)
-----------------------------------------------------------------------------------------------------------------------------------

         3.      SEC Use Only
-----------------------------------------------------------------------------------------------------------------------------------

         4.      Source of Funds (See Instructions)     OO    (See Item 3)
-----------------------------------------------------------------------------------------------------------------------------------

         5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------------------------------------------------------------

         6.      Citizenship or Place of Organization     United States
-----------------------------------------------------------------------------------------------------------------------------------

Number of        7.      Sole Voting Power    -0-
Shares           ------------------------------------------------------------------------------------------------------------------
Beneficially     8.      Shared Voting Power     8,564,419    (See Item 5)
Owned by         ------------------------------------------------------------------------------------------------------------------
Each             9.      Sole Dispositive Power    -0-
Reporting        ------------------------------------------------------------------------------------------------------------------
Person With      10.     Shared Dispositive Power     8,564,419    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         11.     Aggregate Amount Beneficially Owned by Each Reporting Person      8,564,419    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------------------------------------------------------------------------
         13.     Percent of Class Represented by Amount in Row (11)     40.1%    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         14.     Type of Reporting Person (See Instructions)
                 IN
-----------------------------------------------------------------------------------------------------------------------------------

CUSIP No. 12489L108                                                                                                    Page 13 of 21

-----------------------------------------------------------------------------------------------------------------------------------

         1.      Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                 Charles P. Rullman, Jr.
-----------------------------------------------------------------------------------------------------------------------------------

         2.      Check the Appropriate Box if a Member of a Group (See Instructions)
                 (a)    X
                 (b)
-----------------------------------------------------------------------------------------------------------------------------------

         3.      SEC Use Only
-----------------------------------------------------------------------------------------------------------------------------------

         4.      Source of Funds (See Instructions)     OO    (See Item 3)
-----------------------------------------------------------------------------------------------------------------------------------

         5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------------------------------------------------------------

         6.      Citizenship or Place of Organization     United States
-----------------------------------------------------------------------------------------------------------------------------------

Number of        7.      Sole Voting Power    -0-
Shares           ------------------------------------------------------------------------------------------------------------------
Beneficially     8.      Shared Voting Power     8,564,419    (See Item 5)
Owned by         ------------------------------------------------------------------------------------------------------------------
Each             9.      Sole Dispositive Power    -0-
Reporting        ------------------------------------------------------------------------------------------------------------------
Person With      10.     Shared Dispositive Power     8,564,419    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         11.     Aggregate Amount Beneficially Owned by Each Reporting Person      8,564,419    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------------------------------------------------------------------------
         13.     Percent of Class Represented by Amount in Row (11)     40.1%    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------------------
         14.     Type of Reporting Person (See Instructions)
                 IN
-----------------------------------------------------------------------------------------------------------------------------------

         This Amendment No. 1 amends and restates the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on September 5, 1997 (the "Initial Filing").


Item 1.  Security and Issuer

         Item 1 of the Initial Filing is amended and restated to read as follows:

         This statement on Schedule 13D (this "Statement") relates to the Common Stock, $0.01 par value per share, CUSIP Number 12489L108 (the "Common Stock") of CB Richard Ellis Services, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 200 North Sepulveda Boulevard, El Segundo, California 90245-4380.

Item 2.  Identity and Background

         Item 2 of the Initial Filing is amended by adding the following paragraphs after the last paragraph thereof:

        As described in Items 3 and 4 below, BLUM CB Corp., a Delaware corporation ("Newco"), submitted a merger proposal to the Issuer pursuant to which it would, subject to the conditions set forth in such proposal, merge into the Issuer and the holders of the Common Stock (other than certain holders described in Item 4 below) would receive consideration of $15.50 per share in cash in exchange for their shares of Common Stock. As further described in Items 3 and 4 below, FSEP III, FSEP International, RCBA Strategic Partners, L.P., a Delaware limited partnership ("Strategic"), Raymond E. Wirta ("Wirta"), W. Brett White ("White"), Frederic V. Malek ("Malek") and The Koll Holding Company, a California corporation ("Koll Holding") have entered into a letter agreement, dated as of November 9, 2000 (the "Letter Agreement") (attached as Exhibit 1
                                                                   ---------
hereto), pursuant to which, among other things, the parties to the Letter Agreement other than Strategic have agreed to certain terms with respect to their ability to vote or to dispose of the shares of Common Stock beneficially owned by them. As a result of the Letter Agreement, the Filing Persons, together with BLUM Capital Partners, L.P., a California limited partnership ("BLUM LP"), Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."), Strategic, RCBA GP, L.L.C., a Delaware limited liability company ("RCBA GP"), Richard C. Blum ("Blum"), Newco (together with BLUM LP, RCBA Inc., Strategic, RCBA GP and Blum, the "BLUM Parties"), Wirta, White, Malek and Koll Holding (collectively, the "Other Parties") may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated by the Securities and Exchange Commission thereunder, the "Exchange Act").

         The Filing Persons have been advised by the BLUM Parties of the following information with respect to the BLUM Parties as set forth below:

         Newco is a Delaware corporation newly formed by Strategic. The principal business of Newco is to engage in the Proposed Transaction described in items 3 and 4 below. The principal business office address of Newco is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

         Strategic is a Delaware limited partnership whose principal business is investing in securities and whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

         RCBA GP is a Delaware limited liability company whose principal business is acting as the sole general partner of Strategic and whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

         BLUM LP is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory services. BLUM LP is a registered investment adviser with the Securities and Exchange Commission. The sole general partner of BLUM LP is RCBA Inc.

         The principal business office address of RCBA GP is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of RCBA GP, their addresses, citizenship and principal occupations are as follows:

Name and Office Held             Business Address                Citizenship                  Principal Occupation or Employment
---------------------------      --------------------------      ------------------           ------------------------------------

Richard C. Blum                  909 Montgomery  St.             USA                          President &  Chairman, BLUM, LP
Managing Member                  Suite 400
                                 San Francisco,  CA 94133

Name and Office Held             Business Address                Citizenship                  Principal Occupation or Employment
---------------------------      --------------------------      ------------------           ------------------------------------

Nils Colin Lind                  909 Montgomery  St.             Norway                       Managing  Partner,  BLUM LP
Managing Member                  Suite 400
                                 San  Francisco, CA  94133


Jeffrey W. Ubben                 909 Montgomery St.              USA                          Managing  Partner, BLUM LP
Managing Member                  Suite 400
                                 San Francisco, CA  94133


George F. Hamel, Jr.             909 Montgomery St.              USA                          Partner,  BLUM LP
Member                           Suite 400
                                 San  Francisco, CA  94133


Marc T. Scholvinck               909 Montgomery St.              USA                          Partner and Chief Financial Officer,
Member                           Suite 400                                                    BLUM LP
                                 San Francisco, CA  94133


Murray A. Indick                 909 Montgomery St.              USA                          Partner and General Counsel,
Member                           Suite 400                                                    BLUM LP
                                 San Francisco, CA  94133


John C. Walker                   909 Montgomery St.              USA                          Partner, BLUM LP
Member                           Suite 400
                                 San Francisco, CA  94133


 The principal business office address of BLUM LP and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The name of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:


Name and Office Held             Business Address                Citizenship                  Principal Occupation or Employment
---------------------------      --------------------------      -----------------            -------------------------------------

Richard  C. Blum                 909 Montgomery St.              USA                          President & Chairman,
President, Chairman              Suite 400                                                    BLUM LP
and Director                     San Francisco, CA  94133


Nils Colin Lind                  909 Montgomery St.              Norway                       Managing Partner, BLUM LP
Managing Partner                 Suite 400
and Director                     San Francisco, CA  94133



Jeffrey W. Ubben                 909 Montgomery St.              USA                          Managing Partner, BLUM LP
Managing  Partner and            Suite 400
Director                         San Francisco, CA  94133


Claus J. Moller                  909 Montgomery  St.             Denmark                      Managing Partner, BLUM LP
Managing Partner and             Suite 400
Director                         San Francisco, CA  94133



George F. Hamel, Jr.             909 Montgomery St.              USA                          Partner, BLUM LP
Partner                          Suite 400
                                 San Francisco, CA  94133



Marc T. Scholvinck               909 Montgomery St.              USA                          Partner and Chief Financial
Partner, Chief Financial         Suite 400                                                    Officer, BLUM LP
Officer, Assistant               San Francisco, CA  94133
Secretary and  Director


Name and Office Held             Business Address                Citizenship                  Principal Occupation or Employment
---------------------------      --------------------------      ------------------           ------------------------------------

 Murray A. Indick                 909 Montgomery St.             USA                           Partner and General
 Partner,  General                Suite 400                                                    Counsel, BLUM LP
 Counsel &  Secretary             San Francisco, CA  94133

 John C. Walker                   909 Montgomery St.              USA                          Partner,  BLUM LP
 Partner                          Suite 400
                                  San Francisco, CA  94133

 Kevin A. Richardson              909 Montgomery St.              USA                          Partner,  BLUM LP
 Partner                          Suite 400
                                  San Francisco, CA  94133


         The Filing Persons have been advised by the Other Parties of the following information with respect to the Other Parties as set forth below:

         Wirta is a United States citizen whose principal occupation is Chief Executive Officer and a Director of the Issuer. His business address is CB Richard Ellis Services, Inc., 200 North Sepulveda Boulevard, El Segundo, California 90245-4380.

         White is a United States citizen whose principal occupation is Chief Operating Officer and a Director of the Issuer. His business address is CB Richard Ellis Services, Inc., 200 North Sepulveda Boulevard, El Segundo, California 90245-4380.

         Malek is a United States citizen and a Director of the Issuer. His principal business occupation is Chairman of Thayer Capital Partners. His business address is Thayer Capital Partners, 1455 Pennsylvania Avenue, N.W., Suite 350, Washington DC 20004.

         Koll Holding is wholly-owned by The Koll Company ("Koll Co."), which is a California corporation wholly-owned by the Don Koll Separate Property Trust ("Koll Trust"), a trust for which Donald M. Koll ("Koll") is trustee. Koll is a United States citizen and a Director of the Issuer. Koll Holding was formed to acquire and hold equity in Koll Real Estate Services, which was acquired by the Issuer on August 28, 1997 (as further described in Item 4]. The principal office and business address of Koll Holding, Koll Co., Koll Trust and Koll is 4343 Von Karman Avenue, Newport Beach, California 92660.

         The BLUM Parties and the Other Parties have advised the Filing Persons that during the last five years, to the best knowledge of the BLUM Parties and the Other Parties, respectively, none of the BLUM Parties and the Other Parties has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subjected to a judgment, decree or final order enjoining any future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Initial Filing is amended and supplemented by adding the following paragraphs after the first paragraph thereof:

         The Proposed Transaction (as defined in Item 4 below) would be funded through a combination of equity and debt financing. Pursuant to, and subject to the terms and conditions of, the Letter Agreement, FSEP III and FSEP International will contribute to Acquisition all of the Common Stock beneficially owned by them and Strategic and/or its affiliates are prepared to provide approximately $116.9 million of additional equity to Acquisition for the Proposed Transaction. In addition, Acquisition has had discussions with Credit Suisse First Boston to provide debt financing to consummate the Proposed Transaction; however, Acquisition has not yet entered into a commitment letter with respect to the debt financing for the Proposed Transaction, and there is no assurance that one will be successfully obtained. In addition, the proposed financing of the Proposed Transaction may change based on availability of such financing and on other facts and circumstances with respect to such Proposed Transaction or financing.

         None of the Filing Persons has contributed any funds or other consideration toward the purchase of shares of Common Stock that may be deemed to be owned by the BLUM Parties or the Other Parties as described in Item 5.

         The transactions contemplated by the Letter Agreement are subject to a number of terms and conditions set forth therein, including, among others, the approval of the Issuer's Board of Directors, the execution of mutually acceptable documentation and the satisfaction of the conditions set forth in the Proposal Letter (as defined in Item 4 below). All decisions regarding the Proposed Transaction will be made by the BLUM Parties; however, the Filing Persons have the right to withdraw from the Proposed Transaction if there is a change in the amount of consideration payable per share of Common Stock or any other material economic term of the Proposed Transaction in which event, the Filing Persons will no longer be bound by certain terms of the Letter Agreement, as set forth. The information set forth in response to this Item 3 is qualified in its entirety by reference to the Letter Agreement attached hereto as Exhibit 1, which is expressly incorporated by reference.

Item 4.  Purpose of Transaction

         Item 4 of the Initial Filing is hereby deleted in its entirety and replaced with the following paragraphs:

         As described in a letter dated November 9, 2000, from Acquisition to the Issuer (the "Proposal Letter") (attached hereto as Exhibit 2), Acquisition
                                                       ---------
has made a proposal with respect to a transaction in which Acquisition would merge with and into the Issuer (the "Proposed Transaction"). Pursuant to the terms of the Proposed Transaction, among other things, (i) each of Strategic, FSEP III, FSEP International and the Other Parties will contribute all of the shares of Common Stock beneficially owned by such person to Acquisition in exchange for newly-issued shares of Acquisition, and (ii) immediately following completion of the foregoing contributions, Acquisition will be merged into the Issuer. Pursuant to the merger, all shares of Common Stock (other than the shares held by Acquisition) will be converted into the right to receive consideration of $15.50 per share, all shares of Common Stock held by Acquisition will be cancelled and all shares of common stock of Acquisition will be converted into shares of the Common Stock. In connection with the Proposed Transaction, the Common Stock would be delisted from the New York Stock Exchange. The Filing Persons currently do not intend to deregister the Common Stock under the Exchange Act but may do so in the future, to the extent permitted under the Exchange Act.

         Annex B of the Letter Agreement provides that the Board of Directors of the Issuer after consummation of the Proposed Transaction will consist of six directors, including three directors designated by Strategic, one director designated by the Filing Persons and Wirta and White (each for so long as he remains an employee of the Issuer). In addition, Strategic will be entitled to designate one additional director at any time.

         The Proposal Letter provides that the Proposed Transaction would be subject to a number of conditions, including, among others, (i) approval by the Issuer's Board of Directors and stockholders pursuant to the requirements of Delaware law and the rules of the New York Stock Exchange, (ii) receipt of any material governmental and third party approvals (including expiration of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), (iii) receipt of consents from the holders of a majority of the Issuer's outstanding 8-7/8% Senior Subordinate Notes due 2006,
(iv) completion of the financing arrangements necessary to consummate the Proposed Transaction, (v) completion of confirmatory due diligence, and (vi) the negotiation and execution of definitive agreements providing for the Proposed Transaction and the transactions described in the Letter Agreement and the satisfaction of the conditions set forth therein, including a mutually satisfactory definitive merger agreement which would contain customary covenants, representations, warranties, conditions and other provisions normal to such agreements.

         Acquisition's proposal contained in the Proposal Letter expires by its terms at 5:00 p.m. Pacific Standard Time on December 1, 2000. All decisions regarding the Proposed Transaction will be made by the BLUM Parties. The Filing

Persons, BLUM Parties and Other Parties expect to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, the Filing Persons reserve the right to change their plans and intentions at any time, as they deem appropriate, and reserve the right to withdraw from the Proposed Transaction. In particular, the Filing Persons may at any time and from time to time acquire shares of Common Stock or securities convertible or exchangeable for Common Stock or dispose of shares of Common Stock. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended, and the Exchange Act.

         The Filing Persons originally acquired the shares of Common Stock beneficially owned by them pursuant to the terms and conditions of an Agreement and Plan of Reorganization, dated as of May 14, 1997 (the "Merger Agreement") by and among the Issuer, CBC Acquisition Corporation ("Acquisition Corp."), Koll Real Estate Services ("KRES"), FSEP III, FSEP International, AP KMS Partners, L.P., AP KMS II, LLC, The Koll Holding Company, Koll, William S. Rothe and Wirta. On August 28, 1997, Acquisition Corp. was merged with and into KRES (the "Merger") and KRES became a wholly-owned subsidiary of the Issuer. In the Merger, FSEP III received 3,278,448 shares of Common Stock and warrants to acquire 351,585 shares of Common Stock (the "FSEP III Warrant") and FSEP International received 124,015 shares of Common Stock and warrants to acquire 13,299 shares of Common Stock (the "FSEP International Warrant", and collectively with the FSEP III Warrant, the "FS Warrants").

         The Letter Agreement provides, among other things, that upon completion of the Proposed Transaction, the FS Warrants will be cancelled and the Issuer will issue a new warrant to each of FSEP III and FSEP International, which warrants will expire on August 27, 2007 and, collectively, be exercisable for a number of shares of Common Stock equal to the number that represents the same percentage of the total outstanding shares of Common Stock immediately after the consummation of the Proposed Transaction as the FS Warrants were entitled to immediately prior to the consummation of the Proposed Transaction.

         Freeman serves on the Issuer's Board of Directors.

         The Filing Parties have been advised that the BLUM Parties originally acquired the shares of Common Stock beneficially owned by them through open market purchases of the Common Stock.

         Blum serves on the Issuer's Board of Directors.

         The Filing Persons have been advised that each of the Other Parties originally acquired the shares of Common Stock beneficially owned by each of them in their respective capacities as a founder, officer or director of the Issuer or its predecessors, as the case may be.

         Other than as described above in Item 3 and this Item 4, none of the Filing Persons have, and the Filing Persons have been advised by the BLUM Parties and the Other Parties that none of the BLUM Parties or the Other Parties, respectively, have, any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

         The information set forth in response to this Item 4 is qualified in its entirety by reference to the Letter Agreement (attached hereto as Exhibit 1)
                                                                      ---------
and the Proposal Letter (attached hereto as Exhibit 2), each of which is
                                            ---------
expressly incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

         Item 5 of the Initial Filing is hereby deleted in its entirety and replaced with the following paragraphs:

         (a),(b) The Filing Persons believe that there are currently 21,213,928 shares of Common Stock outstanding. Based on such number of outstanding shares, the Filing Persons beneficially own the following amounts and corresponding percentage interests of total shares outstanding: (i) FSEP III, Capital Partners and FS Holdings each is deemed to beneficially own 3,278,448 shares (15.5%) of the Common Stock, (ii) FSEP International, FS&Co. International and International Holdings each is deemed to beneficially own 124,015 shares (less than 1%) of the Common Stock and (iii) Freeman, Spogli, Wardlaw, Simmons, Roth and Rullman each may be deemed to beneficially own 3,402,463 shares (16.0%) of the Common Stock. As the directors, executive officers and shareholders of FS Holdings and International Holdings, Freeman, Spogli, Wardlaw, Simmons, Roth and Rullman may be deemed to be the beneficial owners of the securities beneficially owned by FS Holdings and International Holdings. Although Freeman, Spogli, Wardlaw, Simmons, Roth and Rullman are joining in this Schedule 13D as Filing Persons, the filing of this
Schedule 13D shall not be construed as an admission that they, or any of the other directors, executive officers or shareholders of FS Holdings or International Holdings, are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by FS Holdings or International Holdings except to the extent of any pecuniary interest therein. None of the beneficial ownership information in this paragraph includes any Common Stock beneficially owned by the BLUM Parties or the Other Parties.

         The Filing Persons have been advised that based on the assumption that there are 21,213,928 shares of Common Stock outstanding, (i) Strategic reports direct holdings of 2,345,900 shares of the Common Stock (11.1%); and (ii) BLUM LP and RCBA Inc. report holdings of 1,077,986 shares of the Common Stock (5.1%) owned directly by BLUM LP or the limited partnerships for which BLUM LP serves as the general partner and BLUM LP's investment advisory client accounts.

         As a result of the matters described in items 2, 3 and 4 above, Newco, which was formed by Strategic, may be deemed to have acquired beneficial ownership of the Common Stock owned or deemed to be owned by the BLUM Parties.

         The Filing Persons have been advised that Wirta beneficially owns 70,000 shares of Common Stock, which includes 35,000 shares of Common Stock underlying stock options which are currently exercisable or which become exercisable within 60 days after November 10, 2000. In addition, Wirta holds an immediately-exercisable option to purchase 521,590 shares of Common Stock, and warrants to acquire 55,936 shares of Common Stock, from Koll Holding. As such, Wirta is deemed to beneficially own 647,526 shares of Common Stock, which constitute approximately 3.1% of the Common Stock.

         The Filing Persons have been advised that White beneficially owns 125,200 shares of Common Stock, which includes 66,600 shares of Common Stock underlying stock options which are currently exercisable or which become exercisable within 60 days after November 10, 2000. These holdings constitute less than one percent of the Common Stock.

         The Filing Persons have been advised that each of Koll Co., Koll Trust and Koll is deemed to beneficially own 1,132,886 shares of Common Stock owned by Koll Holding, which includes 398,596 shares of Common Stock underlying stock options and warrants which are currently exercisable or which become exercisable within 60 days after November 10, 2000. As described above in this Item 5, Koll Holding has granted an option and warrant to Wirta exercisable for up to 577,526 shares of Common Stock. Under the option agreement, Holl Holding presently has no right to dispose of the shares subject to the option, although it retains sole voting power. These holdings constitute approximately 5.3% of the Common Stock.

         The Filing Persons have been advised that Malek beneficially owns 409,984 shares of Common Stock, which includes 12,110 shares of Common Stock underlying stock options which are currently exercisable or which become exercisable within 60 days after November 10, 2000. These holdings constitute approximately 1.9% of the Common Stock.

         The Filing Persons have been advised that each of the Other Parties has sole power (and does not share any power) to vote or direct the vote of all shares of Common Stock beneficially owned by him or it and has sole owner (and does not share any power) to dispose or to direct the disposition all shares of Common Stock beneficially owned by him or it.

         Other than as set forth above, the Filing Persons have been advised by the BLUM Parties and the Other Parties that, as of November 10, 2000, none of the BLUM Parties or the Other Parties, respectively, beneficially owns any shares of any class of capital stock of the Issuer.

         (c) The Filing Persons have been advised that none of the BLUM Parties has effected any transactions in any shares of Common Stock during the 60-day period ended November 10, 2000, except as disclosed in this Schedule 13D.

         The Filing Persons have been advised by the Other Parties that none of the Other Parties has effected any transactions in any shares of Common Stock during the 60-day period ended November 10, 2000, except as disclosed in this
Schedule 13D.

         (d) No one other than the Filing Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer acquired by the Filing Persons as described in Item 5. The Filing Persons have been advised that no person other than the BLUM Parties and the Other Parties has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the BLUM Parties or the Other Parties respectively, as described above.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         As described in Item 3 of this Schedule 13D, the Letter Agreement (attached hereto as Exhibit 1) sets forth certain understandings among
                    ---------
Strategic, FSEP III, FSEP International and the Other Parties with respect to the Proposed Transaction including, among other things, the negotiation of the Proposed Transaction, the contribution of equity, a stockholders agreement, agreements with management and employees, exclusivity and voting and fees and expenses. The consummation of the contributions and the entering into of a stockholders agreement and the agreements with management and employees are conditioned upon the prior negotiation and execution of a definitive merger agreement for the Proposed Transaction and other definitive documentation.

         Annex B to the Letter Agreement sets forth the understandings between such persons with respect to their ownership of Common Stock in the event that the Proposed Transaction is consummated, including without limitation as to restrictions on transfer, co-sale/tag along rights, right of first offer, preemptive rights, sale of Issuer, an initial public offering of the Issuer, registration rights, voting, representation on the Issuer's Board of Directors, advisory assistance, general consent rights, consent rights of FSEP III and FSEP International, information and inspection rights and indemnification.

         As described in Item 4 of this Schedule 13D, the Proposal Letter (attached hereto as Exhibit 2) contains the proposal by Acquisition to Issuer
                    ---------
with respect to the Proposed Transactions, including with respect to the Issuer a discussion of, among other things, the purchase price, the equity financing, the debt financing, the structure, the treatment of existing indebtedness, the employees, the headquarters and the legal documentation and conditions regarding the Proposed Transactions.

         The descriptions of the Letter Agreement and the Proposal Letter contained in this Schedule 13D are qualified in their entirety by reference, respectively, to the Letter Agreement (attached hereto as Exhibit 1) and the
                                                          ---------
Proposal Letter (attached hereto as Exhibit 2).
                                    ---------

         The Filing Persons have been advised that on August 27, 1997, in connection with the merger of KRES into a wholly-owned subsidiary of the Issuer in exchange for shares of the Common Stock and warrants to acquire additional shares of the Common Stock (as described above in Item 4), Koll Co., Koll Holding and KRES entered into an Amended and Restated Option Agreement ("Option Agreement") with Wirta, pursuant to which an option previously granted to Wirta to purchase 672,000 shares of KRES common stock was converted into (i) an immediately-exercisable option ("Option") to purchase up to 521,590 shares of the Common Stock from Koll Holding at an exercise price of $5.84 and (ii) the right to obtain in connection with each exercise of such Option .1072413 warrants per share of Common Stock rounded to the nearest warrant, for a maximum of 55,936 shares of the Common Stock. The exercise period for the Option and warrants currently extends to May 30, 2004. Under the Option Agreement, Koll Holding may not sell any shares of the Common Stock or exercise or transfer any warrants to acquire the Common Stock if as a result of such sale, exercise or transfer Koll Holding will not retain a sufficient number of shares of Common Stock and warrants to permit Wirta to exercise his rights in full under the Wirta Option Agreement. There are no voting restrictions on the shares prior to exercise of the Option and warrant.

         None of the Filing Persons or, to the best knowledge of the Filing Persons, the other persons named in Item 2 other than the BLUM Parties or the Other Parties, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as previously disclosed.

         The Filing Persons have been advised that none of the BLUM Parties or the Other Parties is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as previously disclosed.


Item 7.  Material to Be Filed as Exhibits

         Item 7 of the Initial Filing is hereby amended by adding the following paragraphs after the last paragraph thereof:

          1. Letter Agreement dated November 10, 2000 among Strategic, FSEP III, FSEP International and the Other Parties.

          2.   Proposal Letter dated November 10, 2000.

                                   Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 2000

                              FS EQUITY PARTNERS III, L.P.,
                              a Delaware limited partnership

                              By:  FS Capital Partners, L.P.
                                   Its:  General Partner

                                   By:   FS Holdings, Inc.
                                         Its:  General Partner

                                         By:  /s/ J. Frederick Simmons
                                              ------------------------
                                              J. Frederick Simmons
                                              Title:  Vice President

                              FS CAPITAL PARTNERS, L.P.,
                              a California limited partnership

                              By:  FS Holdings, Inc.
                                   Its:  General Partner

                                   By:   /s/ J. Frederick Simmons
                                         ------------------------
                                         J. Frederick Simmons
                                         Title:  Vice President

                              FS HOLDINGS, INC.,
                              a California corporation

                              By:  /s/ J. Frederick Simmons
                                   ------------------------
                                    J. Frederick Simmons
                                    Title:  Vice President

                              FS EQUITY PARTNERS INTERNATIONAL, L.P.,
                              a Delaware limited partnership

                              By:  FS&Co. International, L.P.,
                                   Its:  General Partner

                                   By:   FS International Holdings Limited
                                         Its:  General Partner

                                         By:  /s/ J. Frederick Simmons
                                              ------------------------
                                              J. Frederick Simmons
                                              Title:  Vice President

                              FS&CO. INTERNATIONAL, L.P.,
                              a Cayman Islands exempted limited partnership

                              By:  FS International Holdings Limited
                                   Its:  General Partner

                                   By:   /s/ J. Frederick Simmons
                                         ------------------------
                                         J. Frederick Simmons
                                         Title:  Vice President

                              FS INTERNATIONAL HOLDINGS LIMITED,
                              a Cayman Islands exempted company limited by shares

                              By:  /s/ J. Frederick Simmons
                                   ------------------------
                                    J. Frederick Simmons
                                    Title:  Vice President


                              /s/ Bradford M. Freeman
                              -----------------------
                              Bradford M. Freeman


                              /s/ Ronald P. Spogli
                              --------------------
                              Ronald P. Spogli


                              /s/ William M. Wardlaw
                              ----------------------
                              William M. Wardlaw


                              /s/ J. Frederick Simmons
                              ------------------------
                              J. Frederick Simmons


                              /s/ John M. Roth
                              ----------------
                              John M. Roth


                              /s/ Charles P. Rullman, Jr.
                              ---------------------------
                              Charles P. Rullman, Jr.

                                                                       EXHIBIT 1

                         RCBA Strategic Partners, L.P.
                        c/o BLUM Capital Partners, L.P.
                             909 Montgomery Street
                                   Suite 400
                        San Francisco, California  94133


                               November 10, 2000



FS Equity Partners III, L.P.
FS Equity Partners International, L.P.
11100 Santa Monica Boulevard, Suite 1900
Los Angeles, California  90025
Attention:  J. Fredrick Simmons

Gentlemen:

          This letter outlines the general terms and conditions under which RCBA Strategic Partners, L.P. ("BLUM"), which is an affiliate of BLUM Capital Partners, L.P., FS Equity Partners III, L.P. and FS Equity Partners International, L.P. (together with their affiliates other than the Company, "FS") and the other signatories hereto (the "Other Investors") would propose to acquire all of the Common Stock, par value $0.01 per share (the "Common Stock"), of CB Richard Ellis Services, Inc. (the "Company"). Such acquisition would be structured as a proposed merger of BLUM CB Corp. ("Newco") with and into the Company (the "Proposed Transaction").

          1.  Proposal to the Board; Negotiation of Proposed Transaction.
              ----------------------------------------------------------
Attached hereto as Annex A is a letter from Newco to the Board of Directors of the Company (the "Board") proposing the Proposed Transaction (the "Proposal Letter"). The parties hereto agree that Newco will submit the Proposal Letter to the Board. The specific terms and conditions of the Proposed Transaction (including, without limitation, the financing thereof and the agreement and plan of merger (the "Merger Agreement")), except as specifically provided in Sections 2, 3 and 4 of this letter, will be determined by BLUM in its sole discretion and BLUM will determine whether Newco will enter into the Merger Agreement and proceed with the Proposed Transaction; provided, however that if either the
                                       --------  -------
amount of consideration payable per share of Common Stock or any other material economic terms of the Proposed Transaction (including, without limitation, the material economic terms of the financing thereof) are changed without the prior consent of FS, then FS will thereafter no longer be bound by the terms of Sections 2 and 3 of this letter if FS objects in writing to such revised terms within three business days of being notified of such terms (in which event FS will no longer have the right to invest in the Proposed Transaction or receive the New FS Warrant as contemplated by Section 2 below). In addition, with respect to all material terms of the Proposed Transaction (including, without limitation, the financing thereof), BLUM will use its good faith efforts to (i) promptly communicate such terms to the other parties hereto, (ii) permit the other parties hereto to participate in the negotiation of such terms and (iii) consider the views of the other parties hereto in the negotiation of such terms.

          2.  Equity Contributions. (a) In furtherance of the Proposed
              --------------------
Transaction, on the closing date of the Proposed Transaction, (x) BLUM would contribute to Newco all of the Common Stock beneficially owned by it as of the date hereof (which is equal to 2,345,900 shares) and receive in exchange therefor an equivalent number of shares of Newco common stock, (y) FS would contribute to Newco all of the Common Stock beneficially owned by it as of the date hereof (which is equal to 3,402,463 shares) and receive in exchange therefor an equivalent number of shares of Newco common stock, and (z) the Other Investors would contribute to Newco all of the outstanding Common Stock beneficially owned by them as of the date hereof (which shares are set forth opposite the names of such Other Investors on Schedule I hereto) and receive in exchange therefor an equivalent number of shares of Newco common stock. In addition, on the closing date of the Proposed Transaction, BLUM and its affiliates would purchase from Newco between approximately $64.3 million and $116.9 million (depending upon the extent that employees of the Company decide to purchase equity of the Company anticipated to be made available on the closing date of the Proposed Transaction) (the "Additional Equity Contribution") of newly issued common stock of Newco for a cash price per share of common stock equal to the cash price per share of Common Stock paid to the stockholders of the Company in the Proposed Transaction. In connection with the consummation of the Proposed Transaction, each outstanding share of Newco common stock would be converted automatically into one share of Common Stock. Each of the parties hereto agrees to negotiate in good faith and use all reasonable efforts to enter into definitive documentation with respect to the matters set forth in this paragraph (the "Investment Documentation") prior to the execution of the Merger Agreement. The Investment Documentation will be drafted by Simpson Thacher & Bartlett (counsel to Newco and BLUM).

      (b) On the closing date of the Proposed Transaction, the warrant currently held by FS to acquire Common Stock (the "Old FS Warrant") will be cancelled and the Company will issue to FS a new warrant to acquire Common Stock (the "New FS Warrant") at an exercise price of $30 per share and that is substantially similar to the Old FS Warrant, with the following exceptions: (i) the New FS Warrant will expire on August 27, 2007, (ii) the New FS Warrant will be a warrant to acquire a number of shares of Common Stock equal to the number that represents the same percentage of the total outstanding shares of Common Stock immediately after consummation of the Proposed Transaction as the Old FS Warrant entitled FS immediately prior to the consummation of the Proposed Transaction, and (iii) the New FS Warrant will not be exercisable unless and until (x) a merger, sale or other acquisition of the Company, (y) an underwritten initial public offering of the Common Stock or (z) August 26, 2007, and upon the occurrence of any event specified in clause (x) or (y) the New FS Warrant will automatically be exercised in a cashless manner.

          3.  Stockholders Agreement. Attached hereto as Annex B is a summary
              ----------------------
setting forth the principal terms governing the ownership of Common Stock by the parties hereto subsequent to the consummation of the Proposed Transaction. Each of the parties hereto agrees to negotiate in good faith and use all reasonable efforts to enter into a definitive stockholders agreement with terms reflecting those set forth in Annex B to this letter (the "Stockholders

Agreement") prior to the execution of the Merger Agreement. The Stockholders Agreement will be drafted by Simpson Thacher & Bartlett.

          4.  Management and Employee Arrangements. Each of the parties hereto
              ------------------------------------
agrees to negotiate in good faith and, to the extent a party thereto, use all reasonable efforts to enter into, mutually agreeable definitive agreements (the "Management and Employee Agreements") prior to the execution of the Merger Agreement that set forth the employment terms of, and the receipt of equity-based and other compensation by, certain of the Other Investors and other employees of the Company subsequent to the consummation of the Proposed Transaction. Such definitive agreements will be drafted by Simpson Thacher & Bartlett.

          5.  Representation and Warranty. Each of the parties hereto represents
              ---------------------------
and warrants to each of the other parties hereto that the total number of shares of Common Stock beneficially owned by such first party and its affiliates as of the date hereof is accurately set forth on Schedule I to this letter.

          6.  Exclusivity; Voting. (a) During the Exclusivity Period (as defined
              -------------------
below), each of the parties hereto other than BLUM (in their individual capacities as stockholders of the Company and not in their capacities as officers or directors of the Company, if applicable) will (i) not, directly or indirectly, make, participate in or agree to, or initiate, solicit, encourage or knowingly facilitate any inquiries or the making of, any proposal or offer with respect to, or a transaction to effect, a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, or any purchase or sale of 20% or more of the consolidated assets (including without limitation stock of its subsidiaries) of the Company and its subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, the equity securities of the Company that, if consummated, would result in any person or entity beneficially owning securities representing 20% or more of the total voting power of the Company (or of the surviving parent entity in such transaction) or any of its subsidiaries (any such proposal, offer or transaction (other than the transactions contemplated by this letter) being hereinafter referred to as a "Competing Acquisition Proposal"), (ii) vote or consent (or cause to be voted or consented), in person or by proxy, any shares of Common Stock beneficially owned or held by record such party hereto or to which such party has, directly or indirectly, the right to vote or direct the voting (the "Subject Shares") against any Competing Acquisition Proposal at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of stockholders of the Company, (iii) not, directly or indirectly, sell, transfer or otherwise dispose of any shares of Common Stock beneficially owned by such party and (iv) not enter into any agreement, commitment or arrangement that is inconsistent with any of the foregoing. Notwithstanding anything to the contrary stated herein, each of the parties hereto other than BLUM may undertake any of the acts otherwise not permitted by this Section 6(a) to the extent such act is part of the Proposed Transaction.

          (b) During the Exclusivity Period, each of the parties hereto agrees to vote or consent (or cause to be voted or consented), in person or by proxy, any Subject Shares in favor of the Proposed Transaction and the approval and adoption of the Merger Agreement and any related transactions at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of stockholders of the Company.

          (c) For purposes of this letter, the "Exclusivity Period" shall be defined as the period beginning upon execution of this letter and ending upon the earliest to occur of the following events: (i) 6 months after the date hereof, (ii) if Credit Suisse First Boston ("CSFB") notifies BLUM that CSFB will be unable to arrange or provide the debt financing necessary to consummate the Proposed Transaction at the expected closing date, (iii) the date that the Board enters into a binding agreement to effect a Competing Acquisition Proposal, (iv) 30 days after the date the Board rejects the Proposed Transaction in writing and
(v) Newco's proposal to enter into the Proposed Transaction is terminated; provided, however that, in the case of clause (iv), if the process implemented
--------  -------
by the Board to consider the Proposed Transaction and/or a Competing Acquisition Proposal is continuing and BLUM in good faith is continuing to pursue the Transaction in a manner consistent with such process, then the duration of the period set forth in such clause shall continue for so long as such process and BLUM's good faith pursuit continue.

          (d)  Notwithstanding anything to the contrary in this Section 6,
Section 6(a) and (b) of this letter shall terminate and be of no further force and effect in the event that any of the following shall occur: (i) BLUM or BLUM Capital Partners, L.P. ("BLUM Capital") sells, transfers or otherwise disposes of, or agrees to sell, transfer or otherwise dispose of, any shares of Common Stock beneficially owned by BLUM or BLUM Capital other than in connection with the Proposed Transaction, or (ii) BLUM or BLUM Capital votes or agrees to vote in favor of, or sells or agrees to sell any shares of Common Stock beneficially owned by BLUM or BLUM Capital pursuant to, a Competing Acquisition Proposal. BLUM agrees to provide reasonable prior notice to each of the other parties hereto of any intention by BLUM or BLUM Capital to undertake any of the acts set forth in this Section 6(d).

          (e) During the Exclusivity Period, without the prior consent of FS, BLUM will not make a Competing Acquisition Proposal other than the Proposed Transaction; provided, however that for purposes of this clause (e), the
             --------  -------
"Exclusivity Period" shall be determined without regard to clause (c)(v) of this paragraph 6.

          (f) The obligations of the parties hereto under paragraphs 2, 3 and 4 will terminate immediately upon expiration of the Exclusivity Period.

          7.  Fees and Expenses. (a) Except to the extent otherwise set forth in
              -----------------
the Merger Agreement, all costs incurred by any party hereto in preparing this letter and the annexes hereto and in pursuing and negotiating the transactions contemplated hereby (including all attorneys' fees and costs relating thereto) ("Transaction Expenses") will be paid by the party incurring such Transaction Expenses; provided, that the parties hereto agree that if a Merger Agreement is
          --------
executed it shall provide for the reimbursement of all such Transaction Expenses by the Company at the time of the consummation of the Proposed Transaction.

          (b) Any break-up fee or similar payment made to Newco in connection with the Proposed Transaction that is not required to be paid to the debt financing sources for the Proposed Transaction shall be distributed to BLUM and, if and to the extent as may be agreed pursuant to paragraph 4 above, to Raymond
E. Wirta and W. Brett White.

          (c) In the event that the Proposed Transaction is consummated, the parties hereto agree that RCBA GP, L.L.C. and FS Holdings, Inc. shall be entitled to receive from the

Company at closing a transaction fee of $3 million and $2 million, respectively.

          8.  Confidentiality. Except as otherwise required by law or paragraph
              ---------------
1 above or as may be required to be disclosed by any party in any Schedule 13D filing, the terms of the Proposed Transaction and this letter will be kept strictly confidential by the parties hereto regarding persons other than their attorneys and accountants (under duties of confidentiality) unless each of the other parties hereto releases or consents to the release of any such information.

          9.  Governing Law; Jurisdiction. This letter agreement shall be
              ---------------------------
governed by and interpreted and enforced in accordance with the laws of the State of New York as applied to contracts made and fully performed in such state. Each of the parties hereto hereby submits to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan in the City of New York. The parties hereto waive all right to trial by jury in any action, suit or proceeding brought to enforce or defend any rights or remedies under this Agreement.

          10.  Legal Effect. The consummation of the transactions contemplated
               ------------
by Sections 2, 3 and 4 of this letter are conditioned upon the negotiation and execution of the Merger Agreement and of definitive Investment Documentation, a definitive Stockholders Agreement and definitive Management and Employee Agreements, respectively, that are consistent with the terms of Sections 1, 2, 3 and 4 of this letter (and any Annexes referred to therein) and such other terms as the parties thereto may agree among themselves.

                  [Remainder of Page Intentionally Left Blank]

          If this letter agreement correctly sets forth our agreements with respect to the matters described herein, please so indicate by signing this letter in the space provided below for that purpose.

                              Very truly yours,

                              RCBA STRATEGIC PARTNERS, L.P.

                              By:  RCBA GP, L.L.C., its general partner



                              By:  _____________________________
                                   Name:
                                   Title:

ACCEPTED AND AGREED TO AS OF
THE DATE FIRST SET FORTH ABOVE:

FS EQUITY PARTNERS III, L.P.

By:  FS Capital Partners, L.P., its general
     Partner

     By:   FS Holdings, Inc., its general
           partner


     By:   ________________________
           Name:
           Title:

FS EQUITY PARTNERS INTERNATIONAL, L.P.

By:  FS&Co. International, L.P., its general
     Partner

     By:  FS International Holdings Limited,
          its general partner


     By:  ________________________
          Name:
          Title:

OTHER INVESTORS:



______________________________
Raymond E. Wirta


______________________________
W. Brett White


______________________________
Frederic V. Malek

THE KOLL HOLDING COMPANY


______________________________
By:  Donald M. Koll

                                                                      SCHEDULE I

                                     Total Shares of                             Total Shares of
                              Outstanding Common Stock Owned            Common Stock Beneficially Owned /1/
                              ------------------------------            -------------------------------
BLUM and its affiliates                 3,423,886                                   3,439,091
FS and its affiliates                   3,402,463                                   3,402,463
Raymond E. Wirta                           35,000                                     647,526 /2/
W. Brett White                             58,600                                     125,200
Frederic V. Malek                         397,874                                     409,984
Donald M. Koll                            734,290                                     555,360 /2/




-----------------------------------
/1/ Except as set forth in footnote 2, as determined in accordance with Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.
/2/ The shares listed as beneficially owned by Raymond E. Wirta include currently exercisable options (the "Wirta-Koll Options") granted by The Koll Holding Company (which is the wholly-owned subsidiary of The Koll Company, which is wholly-owned by the Don Koll Separate Property Trust, a trust for which Donald M. Koll is trustee) to Mr. Wirta with respect to 521,590 shares of Common Stock held by The Koll Holding Company and warrants to acquire 55,936 shares of Common Stock, which warrants are also held by The Koll Holding Company. The shares listed as beneficially owned by Donald M. Koll do not include the Wirta-Koll Options.

                                                                         ANNEX A


                            [Insert Proposal Letter]

                                                                         ANNEX B

                             Stockholders Agreement

                           Outline of Material Terms
                           -------------------------

     All capitalized terms not otherwise defined herein shall have the meanings given such terms in the letter agreement dated as of November 10, 2000 to which this term sheet is attached.

Restrictions on Transfer         Except as described under "Co-Sale/Tag Along
                                 Right" and "Right of First Offer" below, no holder (each a "Stockholder") of Common Stock may transfer such Common Stock except (a) in the case each of FS, Frederic V. Malek and The
                                 Koll Holding Company, to its or his affiliates or, commencing on or after April 12, 2003, pro rata to its partners, provided that each such transferee agrees to be bound by the terms of the Stockholders Agreement, (b) in the case of each of Raymond E. Wirta and W. Brett White, to the members of such Stockholder's immediate family or a trust for the benefit of such Stockholder's immediately family members, provided that such transferee agree to be bound by the terms of the Stockholders Agreement, or
                                 (c) as provided by, and in compliance with, the other sections hereof.

                                 The restrictions on transfer set forth in the prior paragraph shall terminate upon the earlier of (x) ten years after the closing, and
                                 (y) the first date on which Common Stock has been sold in an underwritten public offering registered under the Securities Act of 1933 (the "Initial Public Offering"). Each Stockholder (including BLUM) will agree to a 180 day lock-up period on transfers in connection with an Initial Public Offering.

                                 In addition, no Common Stock may be transferred prior to its registration under applicable securities laws unless the transferring Stockholder (x) delivers to the Company an opinion of counsel reasonably satisfactory to the Company indicating that the proposed transfer is exempt from applicable securities laws and (y) causes the transferee(s) to execute and deliver to the Company a counterpart to the Stockholders Agreement.

Co-Sale/Tag Along Right          BLUM may transfer its Common Stock in its sole
                                 discretion; however, prior to the Initial
                                 Public Offering, each Stockholder may elect to participate pro-rata in any such transfer
                                 (other than transfers to affiliates of BLUM who agrees in writing to be bound by the Stockholders Agreement).

Right of First Offer             Beginning on the third anniversary of the
                                 closing of the Merger Agreement, each of FS, Frederick V. Malek and The Koll Holding Company may transfer the shares of Common Stock it or he beneficially owns to any unaffiliated entity if prior to such transfer (i) such Stockholder has offered to transfer such shares to BLUM pursuant to a written notice of offer (which notice shall include the per share offer price and any other material terms of the offer),
                                 (ii) BLUM has refused to purchase such shares on the terms of such offer notice and (iii) such shares are transferred to the proposed transferee within 120 days of BLUM's refusal on terms no more favorable to the proposed transferee than those identified to BLUM in the offer notice, provided that such transferee (A) is acceptable to BLUM (such acceptance to not be unreasonably withheld; it is understood that if the proposed transfer is to a nationally-recognized private equity sponsor or institutional equity fund such consent will not be withheld unless BLUM's decision to withhold consent results from BLUM's direct experience with such proposed transferee in connection with another actual or proposed transaction), and (B) agrees to be bound by the terms of the Stockholders Agreement.

Preemptive Right                 Prior to the Initial Public Offering, if the
                                 Company issues any shares of capital stock of the Company or any options, warrants, convertible securities or other right to acquire such capital stock, the other
                                 Stockholders will be entitled to purchase a pro rata portion of such securities upon the same terms in order to maintain their percentage ownership of the capital stock of the Company, provided that such preemptive right will be subject to customary exceptions, including, without limitation, issuances (i) to Company employees, outside directors and consultants and (ii) to customers, venders, lenders and other non-equity financing sources, lessors of equipment and other providers of goods or services to the Company.

Sale of the Company              If BLUM sells to a third party a majority of
                                 the Common Stock beneficially owned by BLUM, BLUM will have the right to require that all other Stockholders sell a pro rata portion of their shares of Common Stock on the same terms as BLUM.

Initial Public Offering          Each Stockholder will vote for, consent to,
                                 raise no objections against and participate in any reorganization of the Company effectuated to facilitate an Initial Public Offering, provided that such reorganization may not have a disproportionate impact upon any of the Stockholders.

Registration Rights              Subsequent to an Initial Public Offering, each
                                 Stockholder (including BLUM) will be entitled to one demand registration right for each 7.5% of the Common Stock owned by such Stockholder at the closing of the merger (rounded down to the nearest whole number of demands). Such demand rights may be exercised beginning 180 days after an Initial Public Offering and will be subject to customary restrictions and limitations.

                                 Subsequent to an Initial Public Offering, whenever the Company proposes to register any of its securities under the Securities Act of 1933 and the form to be used may be used for the registration of a Stockholder's Common Stock, such Stockholder may elect to participate in the registration, subject to customary priorities, cutbacks and other terms and conditions.

                                 All of the reasonable costs and expenses of registering such Common Stock pursuant to the foregoing paragraphs (other than any underwriters discounts and commissions) will be paid by the Company.

Voting In addition to the voting requirements otherwise set forth in this term sheet, each Stockholder other than BLUM shall vote all shares beneficially owned by such Stockholder in the manner directed by BLUM, except with respect to the following matters:

                                   .  any transaction with BLUM and its
                                      affiliates, other than a transaction with another portfolio company of BLUM that has been negotiated on arms-length terms in the ordinary course of business between the managements of the Company and such other portfolio company
                                   .  any amendment to the certificate of
                                      incorporation or bylaws of the Company
                                      that adversely affects any Stockholder,
                                      other than an increase in the authorized capital stock of the Company.

Board Representation             Each Stockholder agrees to vote all shares
                                 beneficially owned by such Stockholder at any meeting of the stockholders of the Company (or to consent in any written consent in lieu thereof) in favor of the election of the following directors of the Company:

                                   .  3 directors designated by BLUM
                                   . Raymond E. Wirta and W. Brett White (each for so long as remaining an employee of the Company)
                                   .  1 director designated by FS

                                 The Stockholders further agree, upon the request of BLUM at any time, to vote all shares beneficially owned by such Stockholder at any meeting of the stockholders of the Company (or to consent in any written consent in lieu thereof) in favor of the election of 1 additional director designed by BLUM.

                                 FS shall have the additional right to designate up to two non-voting observers to the Board.

Advisory Assistance              Frederic V. Malek and Donald M. Koll each will
                                 continue to assist the Company in an advisory capacity for so long as he beneficially owns
                                 Common Stock.

General Consent Rights           Prior to an Initial Public Offering, without
                                 the approval of a majority of the directors that are not appointed by BLUM, the Company will not do any of the following:

                                   . enter into any transaction with BLUM and its affiliates, other than a transaction with another portfolio company of BLUM that has been negotiated on arms-length terms in the ordinary course of business between the managements of the Company and such other portfolio company
                                   . amend its certificate of incorporation or bylaws in a manner that adversely affects any Stockholder, other than an increase in the authorized capital stock of the Company
                                   . repurchase or redeem, or declare or pay a dividend with respect to or make a distribution upon, any shares of capital stock of the Company beneficially owned by BLUM unless (x) all other holders of such class of capital stock of the Company are given the same right and (y) if such capital stock is not Common Stock, such repurchase, redemption or dividend is required by the terms of such capital stock

FS Consent Rights                Prior to an Initial Public Offering, without
                                 the approval of the director designated by FS, the Company will not do any of the following:

                                   .  acquire by purchase or otherwise any
                                      business or assets for a purchase price in excess of $75 million
                                   .  sell or dispose of assets which have an
                                      aggregate fair market value in excess of $75 million
                                   .  incur indebtedness, unless such
                                      indebtedness would (i) be permitted
                                      pursuant to the terms of the debt
                                      financing entered into in connection with the Proposed Transaction or (ii) not cause the Company to exceed a 4.5:1 ratio of total outstanding indebtedness to normalized EBITDA for the trailing 12-month period
                                   .  issue to Company employees, outside
                                      directors or consultants capital stock, or options, warrants or other securities to acquire capital stock if such other issuances, in the aggregate, on a fully diluted basis, exceed 5% of the total amount of outstanding capital stock of the Company immediately after the closing of the Merger Agreement, other than (i) issuances pursuant to the Management and Employee Agreements or (ii) issuances in amounts equal to the capital stock repurchased from, or the options, warrants or other securities to acquire capital stock cancelled with respect to Company employees, outside directors or consultants

Information Rights/              Prior to an Initial Public Offering, any group
Inspection Rights                of affiliated Stockholders beneficially owning
                                 greater than 10% of the Common Stock will be entitled to (i) receive the annual, quarterly and monthly financial statements of the Company that are prepared for the Board of Directors of the Company, (ii) exercise customary inspection rights with respect to the books, records and employees of the Company.

Indemnification                  The Company would agree to indemnify each
                                 Stockholder in its or his capacity as such, and, with respect to BLUM, FS and The Koll
                                 Holding Company, its officers, directors, members, partners and affiliates, against all third party claims arising from the operation of the Company or the ownership of Common
                                 Stock, unless such loss resulted from such party's (or such party's representative's) committing fraud, gross negligence, or willful misconduct.

                                                                       Exhibit 2

                                 BLUM CB Corp.
                        c/o BLUM Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                        San Francisco, California 94133
                                 (415) 434-1111


                                November 10, 2000


Board of Directors
CB Richard Ellis Services, Inc.
200 North Sepulveda Boulevard
El Segundo, California  90245-4380
Attention:  James J. Didion
            Chairman of the Board of Directors

Dear Sirs:

     BLUM CB Corp., a Delaware corporation ("Newco"), is very pleased to present its all-cash proposal ("Proposal") to purchase all of the common stock of CB Richard Ellis Services, Inc. (the "Company") not owned by the Offering Group identified below at a price of $15.50 per share (the "Transaction"). The purchase price we are offering your stockholders represents a premium of 29.4% to the average closing price of the Company's common stock on the New York Stock Exchange for the three-month period ended on November 9, 2000. Newco has been formed by RCBA Strategic Partners, L.P. ("BLUM"), an affiliate of BLUM Capital Partners, L.P., for the purpose of effecting the Proposal. The Offering Group includes (i) BLUM and other entities affiliated with BLUM, (ii) Freeman Spogli & Co. Incorporated through its affiliates FS Equity Partners III, L.P., a Delaware limited partnership, and FS Equity Partners International, L.P., a Delaware limited partnership (collectively, "Freeman Spogli"), and (iii) certain directors and senior management of the Company, including Mr. Ray Wirta. The Offering Group presently owns or controls approximately 38% of the outstanding common stock of the Company.

     We believe that the Proposal constitutes an excellent opportunity for the stockholders of the Company to realize full value for their shares to an extent not available to them in the marketplace, and that they will find this value compelling. In addition, we believe the financing needed to complete the Transaction can be obtained in a timely manner and the conditions to the Transaction will be limited. As a result, we believe we have the ability to complete the Transaction quickly and provide near-term liquidity for your stockholders.

     The terms of the Proposal are summarized below:

Purchase Price
--------------

     Our cash purchase price of $15.50 per share for the Company's common stock places a total value on the Company's common stock of approximately $340 million (including for each option to acquire the Company's common stock the difference between the purchase price and the exercise price). The Proposal represents a substantial premium to the Company's current stock price and prior averages. The offer represents a 24.0% premium to the Company's closing stock price of $12.50 on November 9, 2000; a 29.4% premium to the Company's three-month average of $11.98 per share for the period ending November 9, 2000; and a 37.1% premium to the Company's six-month average of $11.31 per share for the period ending November 9, 2000. In addition, the Company's "public float" is extraordinarily limited with an average of 17,114 shares trading each market day during the 3-month period ending November 9, 2000. In other words, we believe the Proposal gives the Company's public stockholders an opportunity to obtain liquidity at a full and fair valuation.

Equity Financing
-----------------

     It is contemplated that the 8,052,113 outstanding shares of the Company common stock currently owned by the Offering Group effectively will be converted into shares of common stock of the Company after the closing of the Transaction. In addition, BLUM will provide approximately an additional $47.6 million of equity to the Company, as well as up to approximately an additional $52.6 million to the extent that the employees of the Company do not subscribe for all of the common stock that we anticipate making available to them for purchase at the closing of the Transaction.

     BLUM Capital Partners, L.P., which together with its affiliates currently beneficially owns approximately 16.1% of the Company's outstanding common stock, is a leading private equity/strategic block investment firm with approximately $3.8 billion of equity capital under management, including through its affiliates. BLUM Capital was founded over 25 years ago and, together with its affiliates, has invested in a wide variety of businesses in partnership with management teams to create long-term value.

     The proposal contained in this letter has received all necessary internal approvals from BLUM and no other internal approvals are required. A description of the terms relating to the Equity Financing is contained within the letter agreement (and related term sheet) attached hereto as Exhibit A.

Debt Financing
--------------

    We have had discussions with Credit Suisse First Boston ("CSFB") regarding debt financing totaling $600 million dollars to support the Transaction. This debt would be comprised of funded senior term loans of up to $275 million and $225 million of subordinated indebtedness. In addition, a revolving credit facility of $100 million would be provided for ongoing working capital purposes post-closing. The contemplated debt structure is structured to allow for the consummation of the Proposal and provide ample capital for the Company' future growth and working capital needs.

    As is customary for transactions of this nature, consummation of the Transaction is subject to receipt of the required debt financing. We intend to execute commitment letters for all of the required debt financing at the time a definitive merger agreement is executed. We anticipate that definitive documentation for the debt financing would be finalized in the period prior to the vote of the Company's stockholders with respect to the Transaction.

    CSFB is prepared to devote the necessary resources to close the transaction expeditiously. Should you wish to discuss any aspect of the proposed financing with CSFB, we would be happy to arrange an opportunity for you to meet with appropriate representatives.

Structure
---------

     We currently contemplate that the Transaction will be consummated in two steps. In the first step, each of the members of the Offering Group will contribute all of the shares of common stock of the Company beneficially owned by such member to Newco in exchange for newly-issued shares of Newco. Immediately following completion of the first step of the Transaction, Newco will be merged into the Company. Pursuant to the merger, all shares of the Company's common stock (other than the shares held by Newco) will be converted into the right to receive the Purchase Price, all shares of common stock of the Company held by Newco will be cancelled and all shares of common stock of Newco will be converted into shares of the common stock of the Company. At the conclusion of the Transaction, assuming the Company's employees agree to purchase the full amount of the common stock that we make available to them, the outstanding equity ownership of the Company would approximately be as follows:
BLUM and affiliates, 45%; management and employees of the Company, 25%; Freeman Spogli, 23% and other investors, 7%. We and our representatives are prepared to discuss our proposed acquisition structure with you in detail at your request.

Treatment of Existing Indebtedness
----------------------------------

     At the closing of the Transaction, the Company's existing bank credit facility would be refinanced with the proceeds of the debt financing. In addition, prior to the closing we would tender for all of the outstanding 8-7/8% Senior Subordinated Notes of the Company. We would also seek consents from the holders of the 8-7/8% Senior Subordinated Notes to the deletion of substantially all of the negative covenants contained within the indenture relating to such notes.

Employees
---------

     We are keenly aware of the importance of the Company's employees, in particular, sales professionals, and we believe the Transaction will benefit the employees of the Company. Our capital structure is designed to enable the Company to grow and thereby enhance the opportunities available to its employees. In addition, the employees will be given the opportunity to own a significant amount of equity in the Company going forward. At the closing of the Transaction, we anticipate taking the following actions with respect to certain of the compensation and benefit programs available to the Company's employees:

 .    Deferred Compensation Plan.  We will leave the Company Match, Retention and
     --------------------------
     Recruitment Programs under the Deferred Compensation Plan in place at closing and allow each participant in the Deferred Compensation Plan who has invested his or her own funds in the stock fund alternatives under the DCP to (i) convert the value of that investment (based upon the purchase price paid to the Company's stockholders in the Transaction) into any of the insurance mutual fund alternatives now provided under the Deferred Compensation Plan, (ii) receive a cash payment equal to the value of that investment (based upon the purchase price paid to the Company's stockholders in the Transaction), which payment may at the option of such participant be used to purchase shares of the common stock of the Company that the Offering Group intends to make available after the closing of the Transaction (which shares are included in the approximate aggregate 12% made available to employees as discussed below), or (iii) continue that investment after the closing of the Transaction as part of the approximate aggregate 12% to be made available to employees. After the closing of the Transaction, deferrals under the DCP will only be invested in the insurance mutual fund alternatives under the DCP.

 .    Capital Appreciation Plan (401(k)).  For legal reasons, it is impractical
     ----------------------------------
     for the Company's 401(k) plan to hold stock of a private company. However, we will purchase all of the stock held in that plan at the price paid to the Company's stockholders in the Transaction and permit participants to invest the proceeds in any of the other funds available under the 401(k) plan.
 .    Stock Options and Equity Incentive Plan Awards.  Each outstanding employee
     ----------------------------------------------
     option and equity incentive plan award will be purchased for a cash amount equal to the difference between the price paid to the Company's stockholders in the Transaction and such option's exercise price or such award's purchase price, which amount may be used to purchase part of the approximate aggregate 12% to be made available to employees.
 .    Stock Ownership in the New Private Company.  We will make available up to
     ------------------------------------------
     approximately 12% of the outstanding common stock of the Company for purchase by employees at a purchase price equal to the price paid to the Company's stockholders in the Transaction.

     We also intend to maintain the Company's training and performance recognition programs for its sales professionals going forward, including CBRE University, the annual recognition event and the Las Vegas World Conference.

     In addition, we intend to enter into agreements with certain members of senior management of the Company allowing them to purchase, and to receive options to purchase, common stock of the Company. We also anticipate entering into employment agreements with certain members of senior management of the Company.

Legal Documentation/Conditions
------------------------------

     The Proposal is subject to the following conditions: (1) approval by the board of directors of the Company and stockholders pursuant to the requirements of the Delaware General Corporate Law and the rules of the New York Stock Exchange, (ii) receipt of any material governmental and third party approvals (including expiration of all applicable waiting periods under Hart-Scott-Rodino), (iii) receipt of consents from the holders of a majority of the outstanding 8-7/8% Senior Subordinated Notes as described above, (iv) receipt of the necessary debt financing as described above and (v) the negotiation and execution of definitive agreements providing for the merger and the transactions outlined in Exhibit A to this letter, including a mutually satisfactory definitive merger agreement which would contain customary covenants, representations, warranties, conditions and other provisions. While we have devoted a great deal of time and effort to studying the Company and have completed substantially all of our business and financial due diligence, our Proposal is also subject to completion of confirmatory legal due diligence to be conducted by BLUM and its legal advisors. Given the familiarity of BLUM with the Company, this diligence would be completed expeditiously and should not delay consummation of a definitive merger agreement.

     Our Proposal is based on our understanding that the Company's capitalization consists of: (i) 21,213,928 common shares issued and outstanding,
(ii) 1,345,587 "phantom shares" outstanding under the Company's Deferred Compensation Plan, (iii) 902,918 options to purchase common stock outstanding that have exercise prices at or below $15.50 per share with an unweighted average exercise price of $5.81 and (iv) 2,439,299 additional options and warrants outstanding with exercise prices in excess of $15.50 per share.

     We are prepared to negotiate a definitive merger agreement immediately and would be delighted to provide a draft of such agreement at your request. If the Company determines to promptly accept our Proposal, the Transaction could be completed as early as February 2001.

                                 *     *     *

    We believe the Board of Directors should feel confident that this Proposal represents a fair and attractive price for the Company. The Proposal provides liquidity at a significant premium for the current stockholders. We have no intention of attempting to acquire the Company other than in a transaction approved by the Board of Directors. Unless earlier accepted, the Proposal will terminate at 5:00 PM (PST) on December 1, 2000.

  We are prepared to discuss this offer with you immediately. In responding to us or in seeking further information concerning our Proposal, or for any other matter, please call Claus Moller, Managing Partner, BLUM Capital Partners, L.P. at 415-288-7262 or 212-521-4192.

                                        Sincerely yours,

                                        BLUM CB CORP.


                                        By: _____________________
                                        Name:  Claus J. Moller
                                        Title:  President

                                                                       EXHIBIT A